AB* 3/10

08029383

SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Allied Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1227 Mall Drive
(No. and Street)

Richmond	Virginia	23235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg S. Glaser (804) 378-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520	Richmond	Va.	23236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg S. Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President

Title

Sean K. Sheye 115166

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Allied Securities, Inc.

Contents

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

The Board of Directors
First Allied Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of First Allied Securities, Inc. as of December 31, 2007, that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement of condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of First Allied Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the consolidated statement of financial condition.

BDO Seidman, LLP

February 27, 2008

First Allied Securities, Inc.

Consolidated Statement of Financial Condition
Year Ended December 31, 2007

Assets

Cash and cash equivalents	$ 8,656,558
Receivable from clearing brokers	11,114,691
Due from affiliate	742,555
Securities owned, at market value	364,259
Notes receivable, net	6,943,509
Goodwill	34,979,064
Contracts acquired, net of accumulated amortization of $1,047,180	1,466,053
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $357,095	939,475
Prepaids and other assets	2,429,584
Total assets	$67,665,748

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 5,322,963
Accounts payable and other liabilities	4,581,234
Securities sold, not yet purchased, at market value	463,319
Income taxes payable	2,944,948
Deferred income tax liabilities, net	498,380
Total liabilities	13,810,844
Commitments and contingencies	
Stockholder's equity	53,854,904
Total liabilities and stockholder's equity	$67,665,748

See accompanying summary of accounting policies and notes to financial statements.

Organization	First Allied Securities, Inc. (FAS or the Company) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose ultimate parent is Advanced Equities Financial Corp (AEFC). FAS' primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, asset management services, and insurance products. FAS is a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), and is also a registered investment advisor pursuant to the Investment Advisors Act of 1940. FAS has agreements with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, FAS operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rules 15c3-3(k)(2)(ii).
Consolidation	The consolidated financial statements include the accounts of First Allied Securities, Inc. and its wholly owned subsidiaries, First Allied Insurance Agency, Inc. and First Allied Insurance Agency Inc. of Hawaii. All intercompany transactions were eliminated upon consolidation.
Securities Transactions	Principal transactions and commission revenue and expense are recorded on a trade-date basis. Interest is recorded on an accrual basis.
Fair Value of Financial Instruments	Substantially all of FAS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.
Cash and Cash Equivalents	Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less and money market funds.
Goodwill and Intangible Assets	Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, all goodwill amortization was discontinued and goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' regulatory net capital.

Goodwill and Intangible Assets (continued)

The costs assigned to contracts acquired, is an identified intangible asset that is amortized using the straight-line method over a period of seven years, the estimated life of the contracts. Contracts acquired consist primarily of accounting advisory managed contracts with customers. On an ongoing basis, FAS reviews the valuation and amortization of the intangible asset, taking into consideration any events or circumstances that might have diminished its value. In management's opinion, no impairment exists as of December 31, 2007.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

Notes Receivable

Included in other assets are forgivable loans made to investment executives, typically in connection with their recruitment. These loans are forgivable based on continued affiliation and are amortized over the life of the loan, which is generally three to eight years, using the straight-line method.

Receivable from Clearing Brokers

The receivable from clearing brokers represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing brokers and commissions earned collateralize amounts due to the clearing brokers, if any.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

FAS is included in the consolidated federal income tax return of AEFC. Federal income taxes are generally allocated to FAS as if it had filed a separate return. AEFC also files combined state tax returns in certain states. State taxes are also allocated to FAS. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

1. Income Taxes

The significant components of the Company's deferred tax assets and liabilities at December 31, 2007 are as follows:

Deferred tax assets	
Accrued liabilities and reserves	$ 61,630
Stock options	70,000
Depreciation	12,118
Gross deferred tax assets	143,748
Deferred tax liabilities	
Contracts acquired	(603,654)
Tax deductible intangibles	(38,569)
Gross deferred tax liabilities	(642,128)
Net deferred tax liability	$498,380

2. Employee Benefits

FAS' employees are eligible for benefits under AEFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 80% of their pretax compensation, excluding commissions, subject to Internal Revenue Code limitations. Eligible employees are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's compensation. The matching contributions are generally subject to a five-year vesting schedule.

3. Related Party Transactions

The Company received commissions in connection with raising monies in securities offerings in which an affiliate acts as an underwriter.

Pursuant to an expense sharing agreement with AEFC, certain compensation expenses of the Company are paid by AEFC and allocated to the Company

Due from affiliate represents payments made by the Company to fund certain activities of the Parent. At December 31, 2007, this balance does not bear any interest.

The Company leases space from AEFC on a month to month basis on the same terms as AEFC's underlying lease.

AEFC issues nonqualified stock options to employees of the Company in connection with recruitment and future performance.

4. Financial Instruments with Off-Balance-Sheet Risk

FAS clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, FAS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose FAS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FAS maintains all of its trading securities at the clearing firms, and these trading securities collateralize amounts due to the clearing firms.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FAS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FAS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon FAS' financial statements.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no amounts to be indemnified to the clearing brokers for these accounts.

5. Net Capital Requirements

FAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FAS to maintain minimum net capital. FAS has elected to use the alternative method permitted by Rule 15c3-3, which requires that FAS maintain minimum net capital, as defined, of $250,000. At December 31, 2007, FAS' net capital was $6,602,639 which was $6,352,639 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash dividends.

6. Leases, Commitments and Contingent Liabilities

FAS leases certain office space under several noncancelable operating leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments based upon increased costs incurred by the lessor. Future minimum rental commitments under the terms of the lease agreements as of December 31, 2007 are as follows:

2008	**$179,355**
2009	**184,700**
2010	**77,890**
	$441,945

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FAS. FAS is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with SFAS No. 5, *Accounting for Contingencies*, we have established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of FAS, taken as a whole, such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

7. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the computation of the Reserve Requirement pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Information Relating to Possession or Control Requirements Under Rule 15c3-3 pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

First Allied Securities, Inc.

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Year Ended December 31, 2007

Net Capital	
Stockholder's equity	$53,854,904
Nonallowable assets	
Goodwill	34,979,064
Notes receivable, net	6,943,509
Contracts acquired, net of deferred tax of $498,380	967,673
Furniture, equipment and leasehold improvements, net	939,475
Due from affiliates	742,555
Receivables from clearing brokers, non-allowable	648,387
Prepaids and other assets	1,972,433
Total nonallowable assets	47,193,096
Other deductions – unsecured debits/short positions	184,941
Net capital before haircuts on securities positions	6,476,867
Haircuts on cash equivalents and securities	54,556
Net capital	6,422,311
Computation of alternative net capital requirement	
Minimum net capital requirement	250,000
Excess net capital	$ 6,172,311

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 6,602,639
Unrecorded invoice	(25,410)
Accrual for compensated absences	(350,000)
Reduction in bonus accrual	75,082
Decrease in income tax payable	120,000
Net capital per above	$ 6,422,311

See accompanying independent auditors' report.

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
First Allied Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of First Allied Securities, Inc. (FAS) for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

February 27, 2008
Richmond, Virginia

END